FEDERATED SHORT-TERM MUNICIPAL TRUST

                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                                October 23, 2006

VIA E-MAIL AND EDGAR
EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC  20549


     RE:  FEDERATED SHORT-TERM MUNICIPAL TRUST
           1933 Act File No. 333-137591
          1940 Act File No. 811-3181


Dear Sir or Madam:

       The following responds to your specific instruction that we furnish a written review of the responses provided to the oral comments received from the Commission's staff on October 10, 2006 and on October 16, 2006, with respect to the N-14 filing for the above referenced Fund filed with the Commission on September 26, 2006.

Responses to October 10, 2006 comments:

       (1) In response to your first comment, the accounting survivor of the Reorganization will be Federated Short-Term Municipal Trust (STMT). This determination was made by applying the criteria outlined in the North American Security Trust no-action letter (available August 5, 1994). In applying these criteria it was determined that STMT should be the accounting survivor because:

   {circle}STMT will contribute a majority of the assets of the surviving fund;

   {circle}The investment objective, policies and restrictions of STMT will be the investment objective, policies and restrictions of the surviving fund.

   {circle}The expense structures and ratios of the surviving funds' shares will be those of STMT;

   {circle}The portfolio composition of the surviving fund following the Reorganization will most resemble that of STMT.

The investment adviser of the two funds is the same. Accordingly, no weight was given to this factor.

       (2) In response to your second comment, the Valuation Policies of the funds are identical and are discussed in each fund's prospectus under the section titled "What Do Shares Cost?" The prospectuses for the two funds are incorporated by reference into the Prospectus/Proxy Statement, and the prospectus for STMT will be sent with the Prospectus/Proxy Statement to the shareowners of LTMF.

       (3) In response to your third comment, please note that the section titled "Certain Effect of the Reorganization on LTMF Class F Shareholders" has been deleted. It is Federated's intention to grandfather the Federated Limited Term Municipal Fund Class F shareowners such that their accounts are not liquidated due to their balances being below the $25,000 level. The following disclosure to this effect has been added to the Prospectus/Proxy Statement under the caption "Purchase, Redemption and Exchange Procedures; Dividends and Distributions; Tax Information; Frequent Trading; Portfolio Holdings Information
- Purchases:"

             "Although the normal minimum account size for Institutional Service Shares of STMT is $25,000, accounts of holders of LTMF Class F Shares which are in existence at the date of the Reorganization and which become STMT Institutional Service Share accounts as a result of the Reorganization will remain subject to the same $1,500 minimum account size requirements as were applicable to the account prior to the Reorganization. Any new accounts established after the Reorganization will be subject to the $25,000 minimum investment requirement applicable generally to STMT Institutional Service Share accounts. The minimum account size applicable to Class A shares of STMT is the same $1,500 applicable to Class A Shares of LTMF."


       (4) In response to your fourth comment, the following disclosure has been added to the "Tax Consequences" section discussing the Reorganization's impact on portfolio securities:


       "The Funds' investment adviser does not intend to sell securities in connection with the Reorganization except to fund redemptions or in the normal course of business."


       (5) In response to your fifth comment, please see the attached fee table for Class A Shares, which has been added to the Prospectus/Proxy Statement.

       (6) In response to your sixth comment, the following disclosure discussing limitations on the use of capital loss-carry forwards has been added to the section titled "Federal Income Tax Consequences":

       "It is anticipated that any capital loss carryover for LTMF, which was generated prior to the Reorganization and which is unutilized as of the time of the Reorganization, will be subject to an annual limitation on use because it is anticipated that the Reorganization will result in an "ownership change" under Section 382 of the Code with respect to LTMF. Under Section 382, the amount of such unutilized capital losses which may be used to offset capital gain of STMT after the Reorganization in any year are generally limited to an amount equal to the value of the Shares of LTMF immediately prior to the Reorganization multiplied by the long-term tax-exempt rate (an interest rate set monthly by the Internal Revenue Service by reference to the interest rate on long-term federal obligation, as adjusted). There are certain exceptions and adjustments to the annual limitation under Section 382 of the Code which may or may not be applicable to the STMT after the Reorganization."

       (7) In response to your seventh comment, the following disclosure discussing any potential sales of securities due to the Reorganization has been added to the end of the "Pro Forma Combining Portfolios of Investments" section of the SAI:

       "All securities held by LTMF meet the investment criteria for STMT. The Fund's investment adviser does not intend to sell securities in connection with the Reorganization except to fund redemptions or in the normal course of business."


Responses to October 16, 2006 comments:

       (1) In response to your first comment, Tandy Representation was provided in the N-14 letter filed with the Commission on September 26, 2006.

       (2)   In  response to your second comment, to the section titled "Summary
- Certain Effects of the Reorganization on LTMF Class F Shareholders", it is Federated's intention to grandfather the Federated Limited Term Municipal Fund Class F shareowners with accounts less than $25,000. Therefore, this section has been deleted, and the language quoted above has been added to the section captioned, "Purchase, Redemption and Exchange Procedures; Dividends and Distributions; Tax Information; Frequent Trading; Portfolio Holdings Information
- Purchases."

       (3) In response to your third comment, to the section titled "Comparison of Investment Objectives, Policies and Limitations", the following disclosure has been added to describe the word "primarily".

       "meaning that a majority in value of the securities will be investment grade at the time of purchase."

       (4) In response to your fourth comment, the following duration example has been added to the section titled "Comparison of Investment Objectives, Policies and Limitations":

       "For example, at June 30, 2006, the dollar weighted average duration of STMT and LTMF was 2.15 years and 1.99 years respectively. If interest rates were to decline by 50 basis points (0.5%), and all other factors held constant, then STMT and LTMF would theoretically experience net asset value appreciation of 1.1% and 1.0% respectively. Conversely, if interest rates were to rise by 50 basis points, then STMT and LTMF would experience net asset value depreciation of (1.1%) and (1.0%) respectively. In this example, the portfolio of STMT is slightly more sensitive to changes in interest rates, which can lead to greater price appreciation in declining interest rate environments and greater price depreciation in declining interest rate environments."

       (5) In response to your fifth comment, the following disclosure has been added amplifying the disclosure provided in the table of each funds limitation on borrowing money:

       "Under the 1940 Act, LTMF is permitted to borrow from banks provided that immediately after any such borrowing the value of LTMF's assets, minus all liabilities other than such borrowings, is at least three times the aggregate amount of such borrowings. While under its fundamental limitations STMT may borrow similar amounts, it may not do so for investment leverage, but only on a temporary or emergency basis to fund redemptions."

       (6) In response to your sixth comment on the Class A Shares in the STMT "Average Annual Return Table," the table has been revised to remove the returns for STMT Class A Shares, which were erroneously included in the original filing, and the introductory paragraph has been revised to indicate that historical returns for STMT Class A Shares are not available, since this is a new class, but would be substantially similar to those of STMT's Institutional Service Shares, differing only to the extent that the expenses of the two classes differ.

Please contact Heidi Loeffert at 412.288.4827 with any questions.

                                                     Very truly yours,


                                                     /s/ Heidi Loeffert
                                                     Heidi Loeffert
                                                     Paralegal